SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*


                             Wilmar Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   971426 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              James M. Dubin, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                               New York, NY 10019
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 22, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(3), 13d-1(f) or 13d-1(g), check the following box [_].

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  971426 10 1             13D                                   2 of 12

(1)      NAME OF REPORTING PERSON

         WM Acquisition, Inc.

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See instructions)                                           (a) [X]
                                                                      (b) [_]

(3)      SEC USE ONLY


(4)      SOURCE OF FUNDS
         (See instructions)

         BK, AF

(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     [  ]
         TO ITEMS 2(d) or 2(e)

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         New Jersey

                           (7)      SOLE VOTING POWER
                                    0 shares
NUMBER OF
SHARES                     (8)      SHARED VOTING POWER
BENEFICIALLY                        2,013,536 shares
OWNED BY EACH
REPORTING                  (9)      SOLE DISPOSITIVE POWER
PERSON WITH                         0 shares

                           (10)     SHARED DISPOSITIVE POWER
                                    0 shares

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,013,536 shares

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instructions)

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         15 .3%

 (14)    TYPE OF REPORTING PERSON
         (See Instructions)

         CO

CUSIP No.  971426 10 1                  13D                              3 of 12

(1)      NAME OF REPORTING PERSON

         Parthenon Investors, L.P.

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See instructions)                                           (a) [X]
                                                                      (b) [_]

(3)      SEC USE ONLY


(4)      SOURCE OF FUNDS
         (See instructions)

         OO

(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     [  ]
         TO ITEMS 2(d) or 2(e)

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                           (7)      SOLE VOTING POWER
                                    0 shares
NUMBER OF
SHARES                     (8)      SHARED VOTING POWER
BENEFICIALLY                        2,013,536 shares
OWNED BY EACH
REPORTING                  (9)      SOLE DISPOSITIVE POWER
PERSON WITH                         0 shares

                           (10)     SHARED DISPOSITIVE POWER
                                    0 shares

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,013,536 shares

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instructions)

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         15.3 %

 (14)    TYPE OF REPORTING PERSON
         (See Instructions)

         PN

CUSIP No.  971426 10 1                  13D                              4 of 12

(1)      NAME OF REPORTING PERSON

         Parthenon Investment Advisors, L.L.C.

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See instructions)                                           (a) [X]
                                                                      (b) [_]

(3)      SEC USE ONLY


(4)      SOURCE OF FUNDS
         (See instructions)

         OO

(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     [  ]
         TO ITEMS 2(d) or 2(e)

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                           (7)      SOLE VOTING POWER
                                    0 shares
NUMBER OF
SHARES                     (8)      SHARED VOTING POWER
BENEFICIALLY                        2,013,536 shares
OWNED BY EACH
REPORTING                  (9)      SOLE DISPOSITIVE POWER
PERSON WITH                         0 shares

                           (10)     SHARED DISPOSITIVE POWER
                                    0 shares

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,013,536 shares

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instructions)

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         15.3 %

 (14)    TYPE OF REPORTING PERSON
         (See Instructions)

CUSIP No.  971426 10 1                  13D                              5 of 12

(1)      NAME OF REPORTING PERSON

         Parthenon Investment Partners, L.L.C.

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See instructions)                                           (a) [X]
                                                                      (b) [_]

(3)      SEC USE ONLY


(4)      SOURCE OF FUNDS
         (See instructions)

         OO

(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     [  ]
         TO ITEMS 2(d) or 2(e)

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                           (7)      SOLE VOTING POWER
                                    0 shares
NUMBER OF
SHARES                     (8)      SHARED VOTING POWER
BENEFICIALLY                        2,013,536 shares
OWNED BY EACH
REPORTING                  (9)      SOLE DISPOSITIVE POWER
PERSON WITH                         0 shares

                           (10)     SHARED DISPOSITIVE POWER
                                    0 shares

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,013,536 shares

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instructions)

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         15.3 %

 (14)    TYPE OF REPORTING PERSON
         (See Instructions)

CUSIP No.  971426 10 1                  13D                              6 of 12

(1)      NAME OF REPORTING PERSON

         John Rutherford

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See instructions)                                           (a) [X]
                                                                      (b) [_]

(3)      SEC USE ONLY


(4)      SOURCE OF FUNDS
         (See instructions)

         OO

(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     [  ]
         TO ITEMS 2(d) or 2(e)


(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         Citizen of New Zealand

                           (7)      SOLE VOTING POWER
                                    0 shares
NUMBER OF
SHARES                     (8)      SHARED VOTING POWER
BENEFICIALLY                        2,013,536 shares
OWNED BY EACH
REPORTING                  (9)      SOLE DISPOSITIVE POWER
PERSON WITH                         0 shares

                           (10)     SHARED DISPOSITIVE POWER
                                    0 shares

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,013,536 shares

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instructions)

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         15.3 %

 (14)    TYPE OF REPORTING PERSON
         (See Instructions)

         IN

CUSIP No.  971426 10 1                  13D                              7 of 12

(1)      NAME OF REPORTING PERSON

         Ernest Jacquet

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See instructions)                                           (a) [X]
                                                                      (b) [_]

(3)      SEC USE ONLY


(4)      SOURCE OF FUNDS
         (See instructions)

         OO

(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     [  ]
         TO ITEMS 2(d) or 2(e)

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         Citizen of the United States

                           (7)      SOLE VOTING POWER
                                    10,000 shares
NUMBER OF
SHARES                     (8)      SHARED VOTING POWER
BENEFICIALLY                        2,013,536 shares
OWNED BY EACH
REPORTING                  (9)      SOLE DISPOSITIVE POWER
PERSON WITH                         10,000 shares

                           (10)     SHARED DISPOSITIVE POWER
                                    0 shares

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,023,536 shares

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instructions)

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         15.3 %

 (14)    TYPE OF REPORTING PERSON
         (See Instructions)

         IN

CUSIP No.  971426 10 1                  13D                              8 of 12

Item 1.  Security and Issuer

         This statement relates to the common stock, no par value (the "Common Stock"), of Wilmar Industries, Inc., a New Jersey corporation (the "Issuer"). The principal executive offices of the Issuer are located at 303 Harper Drive, Moorestown, New Jersey 08057.

Item 2.  Identity and Background

         (a)-(c), (f) This Statement on Schedule 13D is being filed jointly by WM Acquisition, Inc., a New Jersey corporation ("Merger Sub"); Parthenon Investors, L.P., a Delaware limited partnership ("Parthenon"); Parthenon Investment Advisors, L.L.C., a Delaware limited liability company and the general partner of Parthenon ("Advisors"); Parthenon Investment Partners, L.L.C., a Delaware limited liability company and the Managing Member of Advisors ("Partners"); and John Rutherford, a citizen of New Zealand, and Ernest Jacquet, a citizen of the United States, each of whom is a Managing Member of Partners (collectively, the "Managing Members" and, together with Merger Sub, Parthenon, Advisors and Partners, the "Reporting Persons").

         Parthenon is a private investment vehicle formed for the purpose of investing in acquisition transactions. Merger Sub was formed by Parthenon to effect the proposed transactions described in Item 4 below and has not engaged in any activities other than those incident to its incorporation and such proposed transactions. The Directors of WM Acquisition, Inc. are Drew Sawyer and Samantha Trotman. Mr. Sawyer and Ms. Trotman, together with Bruce MacRae, are the only officers of WM Acquisition, Inc. Mr. MacRae, Mr. Sawyer and Ms. Trotman are all officers of Parthenon Capital, Inc., an affiliate of Parthenon, Advisors and Partners. The principal business address of each of the Reporting Persons is c/o Parthenon Capital, Inc., 200 State Street, Boston, MA 02109.

         (d) Neither Parthenon nor any person disclosed in response to Item 2(a) has been convicted in a criminal proceeding during the last five years.

         (e) Neither Parthenon nor any person disclosed in response to Item 2(a) has been party to any civil proceeding as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation in respect of such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         As more fully described in Item 4 hereof, Merger Sub and William Green (the "Stockholder") have entered into the Voting Agreement (as such term is defined in Item 4) with respect to the Merger (as such term is defined in Item
4).

         The Stockholder entered into the Voting Agreement to induce Merger Sub to enter into the Merger Agreement (as such term is defined in Item 4) and no funds were expended by any of the Reporting Persons in connection with the Voting Agreement.

Item 4.  Purpose of Transaction

         On December 22, 1999, the Issuer and Merger Sub entered into an Agreement and Plan of Merger and Recapitalization (the "Merger Agreement"), attached hereto as Exhibit 7(a), providing for the merger of Merger Sub with and into the Issuer (the "Merger"), whereupon the separate existence of Merger Sub will cease and the Issuer will continue as the surviving corporation (the "Surviving Corporation").

          The Merger Agreement provides for a recapitalization of the Issuer, effected through a merger. Subject to shareholder approval, and satisfaction of the other conditions contained in the Merger Agreement, all shares of Common Stock issued and outstanding (other than shares of Common Stock held in the Issuer's treasury or owned by Merger Sub to be canceled without payment or conversion thereof) would be canceled and converted into the right to receive $18.25 in cash, without interest. Prior to the consummation of the Merger, the Stockholder will exchange approximately 165,000 shares of Common Stock for an equal number of shares of newly issued Class C Preferred Stock, par value $.10 per share (the "Preferred Stock"), which in the Merger will be converted into shares of Common Stock (representing approximately 8% of the voting stock of the Surviving Corporation) and shares of preferred stock of the Surviving Corporation.

         On December 22, 1999, the Stockholder, the holder of approximately 15% of the outstanding shares of Common Stock, entered into a Voting and Exchange Agreement (the "Voting Agreement"), attached hereto as Exhibit 7(b), which provides, among

CUSIP No.  971426 10 1                  13D                              9 of 12

other things, that such holder will vote in favor of the Merger Agreement.

         Completion of the Merger is subject to certain conditions, including
(i) approval of the holders of the Common Stock, (ii) obtaining the requisite debt financing to complete the Merger pursuant to the commitment letters described in Item 6, below, and (iii) compliance with applicable regulatory requirements.

         It is anticipated that the Common Stock will be delisted from the NASD National Market System as a result of the Merger.

         The description of the Merger disclosed in this Item 4 is qualified in its entirety by reference to the Exhibits attached hereto.

         Except as disclosed in this Item 4, no Reporting Person nor any other person disclosed in response to Item 2(a) has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         (a) and (b). As of December 22, 1999, the Reporting Persons owned no shares of Common Stock, except that Ernest Jacquet, a member of the Board of Directors of the Issuer, holds: (i) currently exercisable options in respect of 10,000 shares of Common Stock and (ii) options in respect of 20,000 shares of Common Stock that are not excercisable. However, as of December 22, 1999, the Reporting Persons may be deemed to have acquired beneficial ownership of the shares of Common Stock subject to the Voting Agreement, constituting in the aggregate approximately 15% of the outstanding shares of Common Stock (based on the number of shares of Common Stock represented by the Issuer in the Merger Agreement as outstanding as of December 22, 1999) under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

         (c) Except as set forth in this Item 5, to the best knowledge of each Reporting Person, none of the Reporting Persons and no other person described in
Item 2 hereof has engaged in any transaction during the past 60 days in any shares of Common Stock.

         (d) None of the Reporting Persons, to the best knowledge of each Reporting Person, has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Shares.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Pursuant to the Merger Agreement, the Stockholder has entered into the Voting Agreement pursuant to which the Stockholder has agreed to vote all of the shares of Common Stock owned by him (the "Shares") (representing approximately 15% of the Common Stock issued and outstanding as of December 22, 1999) in favor of the Merger. If the Merger Agreement is terminated in accordance with its terms, the covenants and agreements in the Voting Agreement with respect to the Shares will also terminate at such time. Subject to the foregoing and to certain exceptions and conditions, the Stockholder has agreed to vote, and has appointed Merger Sub, or any nominee of Merger Sub as his irrevocable proxy to vote, the Shares in favor of the Merger and certain related agreements and actions and against certain other enumerated actions or agreements. Subject to the terms and conditions of the Voting Agreement, the Stockholder has also agreed to: (i) refrain from soliciting or responding to certain inquiries or proposals regarding the Issuer; (ii) restrictions on transfer of the Shares; (iii) take or refrain from taking certain other actions and (iv) exchange certain of his shares of Common Stock for shares of Class C Preferred Stock as described above in Item 4.

         Financing for the Merger is expected to be provided by: (a) purchases of $130 million of preferred and common stock of Merger Sub (which will be converted into shares of preferred stock of the Surviving Corporation and Common Stock) by Parthenon, affiliates of Chase Capital Partners, and The Chase Manhattan Bank, as Trustee for First Plaza Group Trust, pursuant to commitment letters attached hereto as Exhibits 7(c), 7(d) and 7(e) respectively; (b) the continued equity interest of the Stockholder in the Surviving Corporation pursuant to the exchange transaction described above in Item 4, together with new investments by existing management; (c) a credit facility of up to $160 million provided by Fleet National Bank, pursuant to a commitment letter attached hereto as Exhibit 7(f); and (d) purchases of $40 million of senior subordinated notes and warrants by Fleet Corporate

CUSIP No.  971426 10 1                  13D                             10 of 12

Finance, Inc., pursuant to a commitment letter attached hereto as Exhibit 7(g).

         Other than the matters disclosed in response to Items 3, 4 and 5 and this Item 6, neither Parthenon nor any other person disclosed in response to
Item 2(a) is party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to Be Filed as Exhibits

Exhibit 7(a) Agreement and Plan of Merger dated as of December 22, 1999, by and between WM Acquisition, Inc., and Wilmar Industries, Inc.

Exhibit 7(b) Voting and Exchange Agreement dated as of December 22, 1999, by and between WM Acquisition, Inc. and Mr. William Green.

Exhibit 7(c) Commitment Letter dated December 22, 1999, from Parthenon Investors, L.P. to WM Acquisition, Inc.

Exhibit 7(d) Commitment Letter dated December 22, 1999, from Chase Capital Partners to WM Acquisition, Inc.

Exhibit 7(e) Commitment Letter dated December 22, 1999, from The Chase Manhattan Bank, as Trustee for First Plaza Group Trust to WM Acquisition, Inc.

Exhibit 7(f) Commitment Letter dated December 22, 1999, from FleetBoston Robertson Stephens Inc. and Fleet National Bank to Ernest Jacquet, Samantha Trotman and Parthenon Investors, L.P.

Exhibit 7(g) Commitment Letter dated December 22, 1999, from Fleet Corporate Finance, Inc. to Parthenon Investors, L.P.

CUSIP No.  971426 10 1                  13D                             11 of 12

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies as of January 3, 2000, that the information set forth in this statement is true, complete and correct.


                                     WM ACQUISITION, INC.

                                     By: /s/ Samantha Trotman
                                     ------------------------
                                     Name:  Samantha Trotman
                                     Title: President


                                     PARTHENON INVESTORS, L.P.

                                     By: PARTHENON INVESTMENT ADVISORS L.L.C.
                                         its general partner

                                     By: PARTHENON INVESTMENT PARTNERS L.L.C.
                                         its Managing Member

                                     By: /s/ Ernest Jacquet
                                     ----------------------
                                     Name:  Ernest Jacquet
                                     Title: Managing Member


                                     PARTHENON INVESTMENT ADVISORS, L.L.C.

                                     By: PARTHENON INVESTMENT PARTNERS L.L.C.
                                         its Managing Member

                                     By: /s/ Ernest Jacquet
                                     ----------------------
                                     Name:  Ernest Jacquet
                                     Title: Managing Member


                                     PARTHENON INVESTMENT PARTNERS,  L.L.C.

                                     By: /s/ Ernest Jacquet
                                     ----------------------
                                     Name:  Ernest Jacquet
                                     Title: Managing Member


                                     /s/ John Rutherford
                                     -------------------
                                     John Rutherford


                                     /s/ Ernest Jacquet
                                     ------------------
                                     Ernest Jacquet

CUSIP No.  971426 10 1                  13D                             12 of 12


                                  EXHIBIT INDEX


Exhibit 7(a) Agreement and Plan of Merger dated as of December 22, 1999, by and between WM Acquisition, Inc., and Wilmar Industries, Inc.

Exhibit 7(b) Voting and Exchange Agreement dated as of December 22, 1999, by and between WM Acquisition, Inc. and Mr. William Green.

Exhibit 7(c) Commitment Letter dated December 22, 1999, from Parthenon Investors, L.P. to WM Acquisition, Inc.

Exhibit 7(d) Commitment Letter dated December 22, 1999, from Chase Capital Partners to WM Acquisition, Inc.

Exhibit 7(e) Commitment Letter dated December 22, 1999, from The Chase Manhattan Bank, as Trustee for First Plaza Group Trust to WM Acquisition, Inc.

Exhibit 7(f) Commitment Letter dated December 22, 1999, from FleetBoston Robertson Stephens Inc. and Fleet National Bank to Ernest Jacquet, Samantha Trotman and Parthenon Investors, L.P.

Exhibit 7(g) Commitment Letter dated December 22, 1999, from Fleet Corporate Finance, Inc. to Parthenon Investors, L.P.